Exhibit 2.2

Incorporated in the Cayman Islands Huazhu Group Limited This is to certify that is I are the registered shareholders of. The above shares are subject to the Memorandum and Articles of Association of the Company and transferable in accordance therewith. Director --------------Director I Secretary No.of Shares Type of Share Par Value USD0.0001 %Paid 100 Date of Record Certificate Number